Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

July 31, 2009

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Alternative Asset Management Acquisition Corp.
Form 8-K
Filed July 28, 2009
File No. 001-33629

Great American Group, Inc.
Form 8-K
Filed July 30, 2009
File No. 333-159644

Dear Mr. Owings:

On behalf of Alternative Asset Management Acquisition Corp. (“AAMAC” or the “Company”) and Great American Group, Inc. this letter is being filed with your office in response to the Staff’s comments in your letter dated July 30, 2009 (the “Comment Letter”) with respect to the Current Report on 8-K filing by AAMAC on July 28, 2009 and the Current Report on 8-K filing by the Company on July 30, 2009 (together the “8-K”), in each case filed with the Securities and Exchange Commission (“SEC”).

For the Staff’s convenience, we have repeated the Staff’s comment in italics below followed by the Company’s response to aid in your review. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the 8-K.

1.

We note the Form 8-Ks filed by Alternative Asset Management Acquisition Corp. and Great American Group, Inc. on July 28, 2009 and July 30, 2009, respectively, which indicate that you have amended several elements of the Agreement and Plan of Reorganization. These include, but are not limited to, changes to the contingent consideration, cash consideration and share exchange ratios. Please tell us the manner in which you furnished this information to stockholders in advance of the meeting, aside from filing the Form 8-K on EDGAR, with a view to explaining why you believe that the manner in which you informed stockholders was sufficient for stockholders to make an informed voting decision. In addition, please also tell us why you believe that furnishing this information on July 28, 2009 allows for a sufficient amount of time for stockholders to consider the information in advance of tomorrow’s meeting. Refer to Rule 14a-9 of Regulation 14A. Finally, please also tell us what consideration you have given to how you intend to tabulate any votes that were provided to you in advance of the time that you furnished shareholders with this new information. With respect to the adequacy of the manner of dissemination and dissemination period that you have provided prior to the meeting, we refer you to the guidance set forth in Release No. 34-33768 (March 16, 1994), which reminds registrants that the proxy materials “must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.

Prior to pursuing the Company’s chosen approach of informing stockholders of the revisions to certain details of the transaction terms, we discussed and considered the appropriate method of updating disclosure to investors, the manner by which such information should be disseminated and the sufficiency of time for investors to review the disclosure. Given the positive changes to the terms of the transaction from the perspective of the company’s stockholders and the limited time afforded to stockholders to review and approve the transaction because of the Company’s limited corporate existence through July 31—today’s date, the Company believes that the filing of a Form 8-K on July 28 accompanied by the issuance of a press release on that same date, which was broadly disseminated on PR Newswire and picked up by Yahoo Finance, Bloomberg News, etc., followed by emails and telephone calls directly to stockholders of AAMAC representing a large number of the shares of the Company, also on July 28, provided the highest assurance of timely and adequate dissemination of the information to the stockholders. Moreover, the two adjournments of the stockholders’ special meeting, especially when coupled with the electronic means of communication undertaken, provided stockholders with additional and sufficient time (72 hours rather than 48 hours, which we believe is the presumed amount of time allotted to investors assuming that the information had been mailed) to consider the revised details, return their voting instructions and have them transmitted to the tabulator.

AAMAC chose to satisfy its disclosure obligations by notifying stockholders of the revised transaction details by a press release and Form 8-K because we believe, given our balance of considerations, that this method of dissemination provided the best opportunity for stockholders to receive information concerning the revised terms, to make an informed voting determination and still have time to vote on the transaction without being deprived of their vote due to AAMAC’s limited corporate existence through July 31. In addition, the Company’s chosen method of dissemination also provided the best opportunity for new potential investors who were monitoring the transaction developments but had not yet committed to investing (who would not have even received any mailing of this information as they were not holders of AAMAC’s common stock on the record date), to receive information concerning the revised details and make an informed investment decision. Further, mailing the information to stockholders would have been counterproductive in the effort to inform stockholders as expeditiously as possible as email and telephone calls are more efficient methods of communication toward that goal, as the SEC has recognized (see more detailed discussion below). As soon as the amended terms were approved and Amendment No. 3 was executed by the parties, AAMAC filed a Form 8-K and issued a press release (which Form 8-K and press release were filed pursuant to Rule 425 by AAMAC and the Company, as well) relating the details of the revised terms. The 8-K attached a copy of Amendment No. 3 as an exhibit so stockholders immediately had access to the revised terms. We did not take the permitted four business days to file the 8-K. The guidance provided by SEC Release No. 34-33768 (the “1994 Release”) reminds registrants of the fact that getting information to stockholders may be slowed because of the internal procedures of banks and brokers. We believe the Company avoided the delay caused by such indirect communication and afforded stockholders greater opportunity to review the new information by choosing the means most likely to get information directly to stockholders. If it were determined that a mailing was the appropriate method of notifying stockholders, the mailing would likely not have arrived prior to the scheduled stockholders’ special meeting which would have deprived stockholders entirely of the opportunity to vote at all and in any event would have provided stockholders less time to review the revised deal terms.

Following the filing of the Form 8-K and the issuance of the press release, AAMAC and its directors, officers and representatives directly called and emailed many AAMAC stockholders to inform them of the Form 8-K and press release. Such telephone calls and emails were aimed at ensuring that the stockholders had received and reviewed the Form 8-K and press release, copies of which were also provided to the stockholders by AAMAC, as necessary. In many cases, the stockholders had already seen and reviewed the 8-K and press release prior to our contacting them due to the efficiency of the internet and news alerts. In addition, such contacts enabled stockholders to ask questions about the new transaction details, which would indicate that they had the opportunity to review and understand the new terms. As a follow-up to such telephone calls, in many cases, AAMAC asked the stockholders to review and execute acknowledgments indicating they had received the new information and reaffirming their vote. As of today’s date, AAMAC has received executed acknowledgements from a number of the investors that voted in favor of the transaction and an even larger number of investors whose shares were purchased by AAMAC pursuant to stock purchase agreements. Our understanding is that nearly all, if not all, of the stockholders voting yes and continuing as stockholders after the closing of the transaction have been contacted. As indicated above, we believe that those investors that have decided to vote against the deal were predisposed to such decision prior to any transaction being proposed at all and, whether or not they received the new information, they were unlikely to review the information and their voting decision in any case.

As part of our analysis, we think it merits further consideration to focus on the policy considerations addressed in the 1994 Release. The policy underlying the 1994 Release was for investors to obtain timely investment information in order to make an informed investment decision. As the Staff has recognized and encouraged in more recent releases, such as Release No. 33-8591 (July 19, 2005), the methods of delivering information to stockholders should take into account the available technologies and use the speed afforded by alternative methods, such as the internet, to the benefit of investors. We believe that by filing the 8-K and issuing the press release and immediately following such releases with emails and telephone calls directly to the stockholders, we have been respectful of the policy considerations of the Staff and have appropriately provided investors with the substantive informational requirements through means that maximize their access. We believe that the vast majority of shares represented by the stockholder base were notified in this manner and virtually all of the investors voting to approve the transaction and remain stockholders in the Company after the closing of the proposed transaction have acknowledged their receipt as well. As the Staff wrote in Release No. 33-8591, the adopted rules “seek to recognize the integral role that technology plays in timely informing the markets and investors about important corporate information and developments.”

In summary, we believe the manner in which AAMAC disseminated information concerning the new transaction details was sufficient for stockholders to make an informed voting decision because it ensured the information was received directly by the stockholders as soon as it was available. More importantly, we believe it was the optimal method of informing stockholders of the changes to certain details in the transaction terms, thereby providing them with the opportunity to vote on the deal and not be deprived of such right due to the SPAC’s limited corporate existence.

Consistent with the Staff’s reference to Exchange Act Rule 14a-9, we believe that furnishing the revised terms as AAMAC did was sufficient for an informed voting decision because we have confirmed that virtually all of the remaining stockholders have acknowledged receipt of the revised terms. Consequently, we believe that these stockholders possessed all relevant information for making an informed investment decision. Furthermore, we believe there has been no failure to provide other information that would prevent a stockholder from making a fully informed investment and voting decision. Those changes that were made pursuant to Amendment No. 3 were meaningfully beneficial to the public stockholders of AAMAC. The significant elements of the transaction’s structure and disclosure remain unchanged.

The principal changes, which came about as a result of stockholder feedback and were evidenced in Amendment No. 3, were as follows:

Change: The exchange ratio of each AAMAC stock for Company stock in the merger increased from 1-for-1.23 to 1-for-2.

Rationale: The increased ratio was primarily a structural mechanism to increase the beneficial ownership of the public stockholders.

Change: AAMAC founders have agreed to cancel an additional 1,500,000 founder shares for a total cancellation of 7,850,000 of the 10,350,000 founder shares they originally held.

Rationale: The founders have decreased the economic benefit they would have been entitled to in the transaction. This change represents an immaterial change in the issued and outstanding capital stock of the Company prior to the acquisition and inures primarily to the benefit of all of the other stockholders.

Change: The $10 million contingent cash payment was eliminated.

Rationale: The total consideration to be paid for Great American decreased as a result of the elimination of the contingent cash payment. This change is not material because the payment of the $10 million was an obligation contingent on future events and its likelihood of being paid was uncertain in any event.

Change: The $60 million closing cash consideration was converted into a five-year $60 million note.

Rationale: The Company immediately retains $60 million of additional capital to operate its business, and consequently, this change benefits its stockholders. The change in consideration is merely a change in the timing of an obligation to the sellers that previously existed and of which the stockholders were already aware.

Finally, the Company’s decision to directly contact its stockholders and share the new information, including with those stockholders who had already voted their shares, indicates that those stockholders who had voted in advance of the new information have reconfirmed their voting determination. Prior to the filing of the Form 8-K and the issuance of the press release, there were a limited number of shares voting in favor of the proposed transaction, and only after subsequently receiving and reviewing the updated disclosure did new investors acquire shares of the Company and begin to support the transaction. We believe that we have contacted virtually all of the stockholders who have voted in favor of the proposed transaction. In order to ensure that AAMAC stockholders had the opportunity to reconsider their voting decision after their review of the information, the investors continue to retain the right to change their vote until the polls are closed at today’s Special Meeting of Stockholders, which is 72 hours after the initial announcement of the revised terms of the transaction. The Company emailed and called stockholders to specifically alert them to the release of new information. Inasmuch as the transfer agent of the Company’s securities has reported changes in voting since the release of the new transaction details, the Company believes that stockholders have had sufficient opportunity to ensure their voting instructions are properly transmitted and tabulated by the transfer agent.

In conclusion, the Company believes that investors have obtained all necessary information for an informed voting determination in the most timely manner (utilizing better and more effective methods of disseminating information than historically available) and with more opportunity to digest the information and ask questions. Accordingly, we believe that our determination of how to disseminate the new details was not only proper but also met or exceeded the spirit of the Commission’s disclosure policies.

Please direct any questions or further communications relating to the above to Douglas S. Ellenoff or Stuart Neuhauser at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Paul, Hastings, Janofsky & Walker LLP
Graubard Miller